EXHIBIT 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31, 2014	2013	2012	2011	2010	2009
	(unaudited)
Earnings (losses):
Losses before income taxes	(12,770)	(16,122)	(10,373)	7,525	40,531	(4,478)

Fixed Charges:
Amortization of expenses related to indebtedness (a)	1,936	6,770	5,705	6,802	5,767	5,199
Interest expenses (b)	1,940	7,380	7,712	10,373	10,696	10,802

Total Fixed Charges	3,876	14,150	13,417	17,175	16,463	16,001

Earnings (losses), as adjusted	(8,894)	(1,972)	3,044	24,700	56,994	11,523
Ratio of earnings to fixed charges	(1)	(2)	0.23	1.44	3.46	0.72

(1)	Earnings as adjusted were inadequate to cover fixed charges by $12.8 million in the three months ended March 31, 2014.

(2)	Earnings as adjusted were inadequate to cover fixed charges by $16.1 million in 2013.

(a)	Includes mainly amortization of debentures discount.

(b)	Includes, mainly, the effective interest of long-term loans based on their terms and interest expenses in relation to debentures.